
November 15, 2012

Via E-mail
Patrick J. Pazderka, Esq.
Oppenheimer Wolff & Donnelly LLP
Campbell Mithun Tower - Suite 2000
222 South Ninth Street
Minneapolis, MN 55402-3338

> **Re:** **Aetrium Incorporated**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 14, 2012**
> **File No. 000-22166**

Dear Mr. Pazderka:

We have reviewed the amended filing and have the following additional comments. All defined terms used in this letter have the same meaning as in the above proxy statement.

Record Date and Quorum, page 8

1.  We note your response to prior comment 3. As we discussed on the telephone on the morning of November 15, you have indicated that the Company does not interpret the revised language to suggest that quorum will always be achieved so long as a shareholder is present in person or by proxy and entitled to vote his shares at the meeting. Please supplement the disclosure in this section as well as in Appendix III under the question "What is the required quorum for the special meeting" to clarify, if true, that the Company interprets this language to mean that the presence, in person or by proxy, of the holders of the majority of the outstanding shares of the Company's common stock on the record date will constitute quorum for purposes of the special meeting. As currently written, the disclosure can also be interpreted to mean that quorum can be established by a majority of holders of shares of Aetrium common stock present in person or by proxy, essentially assuring that quorum will always be achieved. Please also disclose that such interpretation may lead to its challenge in a court of law given recent soliciting materials filed by the Shareholder Group.

Abstentions, page 9

2.  We note your response to prior comment 6. We believe that broker non-votes occur not only when, at a meeting that has at least one routine matter of business, a broker has not received voting instructions from the beneficial owner of the shares as to a non-routine matter, but also occurs when, at a meeting that has no routine matters of business, a broker has received voting instructions from the beneficial owner of the shares to at least

one, but not all, of those matters.  Please disclose in such case whether a broker non-vote will count as a vote for, against or have no effect on the outcome of, each proposal.  Please also disclose the effect of a broker non-vote on the pool of shares considered for purposes of determining whether a majority is achieved for Proposals No. 1 and No. 2.  Please revise the title of this section accordingly to reflect that the discussion now includes the effect of broker non-votes.  Refer to Item 21 of Schedule 14A.

Broker Voting, page 9

3.  We note your response to prior comment 6 and the proposed disclosure.  Please revise the sentence in this section "[a]s a result, member brokers who do not receive instructions from their customers will not have authority to vote…" to make clear that this would be the case only with respect to member brokers who do not receive instructions from their customers *as to any proposal presented at the meeting*.


Please contact me at (202) 551-3444 with any questions.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions